January 11, 2006

Via Facsimile

Mr. Robert F. Callahan
Chief Executive Officer
Ziff Davis Holdings Inc.
28 East 28th Street
New York, New York 10016

	RE: 	Ziff Davis Holdings Inc.
		Form 10-K: For the Year Ended December 31, 2004
		File Number 333-99939

Dear Mr. Callahan:

	We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

							Sincerely,



							Michael Fay
							Accounting Branch Chief


cc: Mr. Mark Moyer, Chief Financial Officer